EXECUTION COPY

March 19, 2008

Borders Group, Inc.

100 Phoenix Drive

Ann Arbor, MI 48108

Attention:	Mr. George L. Jones, President and Chief Executive Officer

COMMITMENT LETTER

Ladies and Gentlemen:

We write in response to your request for a non-exclusive financing commitment from Pershing Square Capital Management, L.P., on behalf of one or more of its managed funds or affiliates of such managed funds (“Pershing Square”) to (i) provide a senior secured term loan facility for up to $42,500,000 (the “Term Loan Facility”) to Borders Group, Inc. (the “Company”) and (ii) make an offer to purchase (the “Purchase Offer”) the Company’s business in Australia, New Zealand and Singapore, which consists of Borders Australia Pty. Ltd, Borders New Zealand Limited and Borders Pte., Ltd (Singapore) and their subsidiaries (the “Oceania/Singapore Business”), and the Company’s United Kingdom business which includes Paperchase Products Ltd and its subsidiaries and the Company’s 17% equity interest in Bookshop Acquisitions Ltd (the “UK Business”, and together with the Oceania/Singapore Business, the “Foreign Businesses”) for an aggregate cash price of $125,000,000 (less any attributable indebtedness for borrowed money of the Foreign Businesses). You have informed us that the proceeds of the Term Loan Facility and any future sale under the Purchase Offer would be used (a) to pay fees and expenses associated with the Transactions (as defined below), (b) in the case of the sale under the Purchase Offer, to prepay the Term Loan and (c) to the extent of remaining proceeds, for working capital and general corporate purposes.

Our Commitment

Pershing Square is pleased to inform you of its commitment to provide 100% of the Term Loan Facility and of its commitment to enter into the Purchase Offer, subject to the terms and conditions set forth in this letter, the summary of proposed terms and conditions for the Term Loan Facility attached as Exhibit A (the “Term Loan Term Sheet”), the summary of proposed terms and conditions of the Purchase Offer attached as Exhibit B (the “Purchase Offer Term Sheet”) and the summary of proposed terms and conditions of the Warrant Agreement (defined below) attached as Exhibit C (the “Warrant Agreement Term Sheet”, together with the Term Loan Term Sheet, the Purchase Offer Term Sheet and this letter, the “Commitment Letter”). The Term Loan Facility (together with all related security agreements and other documents), the Purchase Offer (together with the related definitive stock purchase agreement) and the Warrant Agreement are collectively referred to herein as the “Definitive Agreements” and the transactions they contemplate are referred to herein as the “Transactions”.

Syndication of Term Loan Facility

Pershing Square reserves the right, prior to or after execution of the definitive credit documentation for the Term Loan Facility, to syndicate all or part of the Term Loan Facility to one or more lenders (each, a “Lender”) that will become parties to such definitive credit documentation pursuant to a syndication to be managed by Pershing Square, provided that the commitment of Pershing Square hereunder will not be reduced by any such syndication prior to the execution of definitive credit documentation. Pershing Square, in consultation with the Company, will manage all aspects of any syndication, including decisions as to the selection of institutions to be approached and when they will be approached (which institutions shall be selected with the consent of the Company, which consent shall not be unreasonably withheld), when their commitments will be accepted, which institutions will participate, the allocation of the commitments among the Lenders, and the amount and distribution of fees among the Lenders.

Successful syndication will require active cooperation. Each party hereto agrees that the Company and its subsidiaries (each, a “Company Party”) and their respective officers, directors, employees, accountants and advisors (each a “Company Representative”) will reasonably assist Pershing Square actively and diligently to achieve a syndication that is satisfactory to Pershing Square, including without limitation by: (a) providing Pershing Square, the Lenders and potential Lenders with such information, as and when such information becomes available, as Pershing Square determines is reasonably necessary to complete syndication, including without limitation business and financial information, projections and evaluations, (b) assisting us in the preparation of a customary information memorandum and other materials about the Term Loan Facility, the Company and the Company Parties, (c) using commercially reasonable efforts to make the senior management of the Company available to attend and make presentations regarding the business and prospects of the Company and its subsidiaries at meetings with Lenders or potential Lenders, (d) using commercially reasonable efforts to ensure that any syndication efforts benefit materially from existing lending and investment banking relationships of the Company and (e) hosting, with Pershing Square, of one or more meetings with potential Lenders upon reasonable advance notice and on a reasonable number of occasions.

The Company will be solely responsible for the contents of all information (the “Company Information”) that has been or will hereafter be made available by or on behalf of any Company Party or Company Representative to Pershing Square, any Lender or any of their respective affiliates in connection with the Term Loan Facility and acknowledges that Pershing Square and other Lenders will be using and relying upon the Company Information without independent verification thereof.

Conditions to Our Commitment

Our commitment to enter into the Definitive Agreements and other obligations arising under or relating to this Commitment Letter are made in reliance on and are subject to the satisfaction or waiver by us in our sole discretion of the following conditions as of the Closing Date (as defined in the Term Loan Term Sheet): (a) compliance by the Company Parties with the terms of this Commitment Letter at all times prior to the Closing Date, (b) the negotiation and execution and delivery of definitive documentation with respect to each of the Definitive Agreements and each of the Transactions in form and substance consistent with this Commitment Letter and otherwise reasonably acceptable to us, (c) the absence of a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, from the date hereof, (d) no issuance of additional debt, equity or related financial instruments (other than borrowings under the Existing Facility or exercises or grants under employee plans in the ordinary course of business) by the Company or its subsidiaries without the consent of Pershing Square, (e) confirmation that no amendments with respect to employment agreements, change of control severance agreements, equity compensation plans or other compensation arrangements or plans are required to avoid the Transactions triggering change of control, severance, accelerated payment or funding, increased potential severance or similar payments or rights (assuming the Warrants are only issued as Cash Settled Warrants as defined in Exhibit C), (f) our approval, not to be unreasonably withheld or delayed, of the text of your public announcement of the Transactions and the Company’s plan to pursue strategic alternatives, (g) approval of your acceptance of this Commitment Letter and the entering into of the Definitive Agreements and the Transactions by a majority of the disinterested directors of the Company and the determination of such directors, after receiving advice from the Company’s financial and legal advisors, that the Transactions, taken as a whole, are not less favorable to the Company than would be negotiated at arm’s-length and are in the best interests of the Company and its stockholders who are not affiliated with Pershing Square, (h) the approval of the terms of the Transactions by Required Lenders under the Existing Facility, (i) receipt of such customary legal opinions, officers certificates, evidence of authority, good standing, incumbency and similar closing documents as we may reasonably request and (j) all the conditions to the effectiveness and funding of the Term Loans described in the Term Loan Facility Term Sheet.

Expenses and Indemnification

In further consideration of this Commitment Letter and recognizing that in connection herewith Pershing Square and its affiliates are incurring costs and expenses, the Company agrees to reimburse Pershing Square and its affiliates on request from time to time (promptly upon presentation of invoices specifying the costs and expenses so incurred) for all reasonable fees and expenses, up to $5,000,000, incurred in connection with this Commitment Letter, the Term Loan Facility, the Purchase Offer and the Warrant Agreement and the Transactions (including without limitation reasonable fees and expenses of one counsel and of consultants and advisors, filing and recording fees and costs and expenses of due diligence, syndication efforts, environmental, transportation, duplication, messenger services, appraisal, audit and electronic reporting) (the “Expenses”), whether or not the Term Loan Facility, the Purchase Offer or the Warrant Agreement become effective or definitive documents are executed. The Company also agrees to pay all costs and expenses we and our affiliates incur in connection with the enforcement of any rights and remedies hereunder.

In the event there is no Closing, the Company also agrees to indemnify and hold harmless Pershing Square, the Lenders, their respective accountants, attorneys, advisors, consultants, agents, affiliates and representatives and each director, officer, employee and partner thereof (each an “Indemnified Person”) from and against any and all third party actions, suits, proceedings (including any investigations or inquiries), claims, losses, costs, damages, liabilities or expenses of any kind or nature whatsoever that may be incurred by or asserted against or involve any such Indemnified Person as a result of or arising out of or related to this Commitment Letter or any of the Definitive Agreements or Transactions, or the use of the proceeds thereof. The Company further agrees to reimburse each Indemnified Person upon demand for any legal or other expenses incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including without limitation any inquiry or investigation) or claim (whether or not Pershing Square or any such other Indemnified Person is a party to any action or proceeding out of which any such expenses arise). Notwithstanding the foregoing, the Company’s obligation to indemnify any Indemnified Person hereunder does not extend to any loss, claim, damage, expense or liability to the extent of a final and non-appealable determination by a court of competent jurisdiction that such loss, claim, damage, expense or liability arose directly from such Indemnified Person’s gross negligence or willful misconduct. No Indemnified Person will be responsible or liable to the Company, or any other person, for any consequential, special, lost profits, punitive or similar damages that may be alleged as a result of this Commitment Letter. In the event of a Closing, the Definitive Agreements will provide for customary indemnification.

Other Activities of Pershing Square

As you know, Pershing Square and certain of its affiliates are engaged, either directly or through its affiliates, in various activities, including securities trading, investment management, financing and financial planning. In the ordinary course of these activities, Pershing Square and its affiliates may actively trade the debt and equity securities (or related derivative securities) of the Company and other companies which may be the subject of the arrangements contemplated by this letter for their own account and for the accounts of others and may at any time hold long and short positions in such securities. Pershing Square and its affiliates may also co-invest with, make direct investments in, and invest or co-invest client monies in or with funds or other investment vehicles managed by other parties, and such funds or other investment vehicles may trade or make investments in securities or other debt obligations of the Company or other companies which may be the subject of the arrangements contemplated by this Commitment Letter.

Pershing Square and its affiliates may have economic interests that conflict with those of the Company. You agree that we will act under this letter as an independent contractor and that nothing in this Commitment Letter or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between any of Pershing Square or its affiliates on the one hand and, on the other, the Company or any of its stockholders or affiliates. You acknowledge and agree that (i) the transactions contemplated by this Commitment Letter are arm’s-length commercial transactions between Pershing Square and its affiliates on the one hand, and you, on the other, (ii) in connection therewith and with respect to the process leading to such transaction each of Pershing Square and its affiliates is acting solely as a principal and not the agent or fiduciary of the Company or its management, stockholders, creditors or any other person, (iii) none of Pershing Square and/or its affiliates has assumed an advisory or fiduciary responsibility in favor of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any of Pershing Square or its affiliates has advised or is currently advising the Company or its subsidiaries on other matters and irrespective of the activities of employees of Pershing Square as directors of the Company or in any other capacity) and has not assumed any other obligation to the Company or its subsidiaries except the obligations expressly set forth in this Commitment Letter and (iv) the Company has consulted its own legal and financial advisors to the extent it deemed appropriate. You further acknowledge and agree that you are responsible for making your own independent judgment with respect to all of the transactions contemplated herein and the process leading thereto. You agree that you will not claim that any of Pershing Square or its affiliates has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to you or any subsidiary of the Company, whether in connection with such transactions or the process leading thereto. In addition, we may employ the services of our affiliates in providing certain services hereunder and may exchange with such affiliates information concerning the Company and other companies that may be the subject of this arrangement, and such affiliates will be entitled to the benefits afforded to us hereunder. Nothing herein shall negate any fiduciary duties owed by law by any director of the Company.

In addition, please note that none of Pershing Square or its affiliates provides any accounting, tax or legal advice.

Public Announcement

Prior to the Closing Date, neither Pershing Square nor the Company shall issue any press release or make any public statement concerning this Commitment Letter or the Transactions unless the releasing party provides a written copy to the other parties and allows such parties the opportunity to review and comment on any such disclosure.

Alternative Transactions

The Company will promptly inform Pershing Square of any written or oral proposal or indication of interest it receives from any person prior to the Closing Date with respect to a transaction (an “Alternative Transaction”) that is an alternative to any of the Transactions (other than a proposal or indication of interest that is solely with respect to a sale of assets of the Company, a sale of stock or assets of a subsidiary of the Company, a sale of the Company as a whole or an amendment to the Existing Credit Facility that does not increase its committed amount), identify the parties involved and the material proposed or indicative terms and thereafter keep Pershing Square reasonably informed about the status and material changes in proposed terms thereof. The Company agrees that it shall not enter into any definitive agreement with respect to any Alternative Transaction unless (a) it has received a bona fide proposal for an Alternative Transaction that a majority of the disinterested directors of the Company has determined is reasonably capable of being implemented and, as implemented, would be more favorable to the Company than the Transactions, taking into account the circumstances of the Company and any risks or delay associated with the Alternative Transactions and the Transactions, (b) the Company shall have informed Pershing Square of such determination of the disinterested directors and shall have provided to Pershing Square at least two business days thereafter to modify its commitment to enter into the Transactions and (c) Pershing Square has failed to modify its commitment such that, in the judgment of a majority of the disinterested directors of the Company, the Alternative Transaction continues to be more favorable to the Company than the Transactions taking into account the circumstances of the Company and any risks or delay associated with the Alternative Transaction and the Transactions. In the event that Pershing Square does not modify the Transaction as provided in clause (d) above, the Company may proceed to consummate the Alternative Transaction on substantially the terms proposed, provided that the Company shall not agree to any material change to the terms of the Alternative Transaction that is adverse to the Company unless it provides Pershing Square one business day in which to modify its commitment and the Alternative Transaction continues to be more favorable to the Company than the Transactions taking into account Pershing Square’s modifications.

Termination of Our Commitment

Once accepted, Pershing Square’s commitment to provide the Term Loan Facility and to enter into the Purchase Offer and other obligations under this Commitment Letter will terminate on the earlier of (a) April 4, 2008, unless all of the Definitive Agreements are executed and are delivered and all the related conditions precedent are satisfied on or before such date or (b) 5 business days after our written notice to the Company of material non-compliance by any Company Party with the terms of this Commitment Letter, which has not been cured.

Your and our obligations under the sections of this letter entitled “Expenses and Indemnification” and “Other Activities of Pershing Square”, and, to the extent applicable, “Governing Law and Jurisdiction” and “Miscellaneous” will survive the termination of our commitment and obligations (it being understood that the reimbursement and indemnification provisions contained herein shall be superseded by the reimbursement and indemnification provisions contained in the definitive financing documentation when such documentation becomes effective).

Governing Law and Jurisdiction

THIS COMMITMENT LETTER WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

To the fullest extent permitted by applicable law, each party hereto hereby irrevocably and unconditionally (a) submits to the exclusive jurisdiction of any New York State or United States Federal court sitting in the Borough of Manhattan, The City of New York in any claim, action, suit or proceeding arising out of or relating to this Commitment Letter or any matters contemplated hereby or thereby, (b) agrees that all claims in such proceeding may be decided in such court and (c) waives any objection it may now or hereafter have to the laying of venue in any such court and any claim that any such proceeding brought in any such court has been brought in an inconvenient forum. Each party hereto agrees that a final judgment in any such proceeding will be conclusive and may be enforced in other jurisdictions.

EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT TO TRIAL BY JURY IN RESPECT OF ANY CLAIM, ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS COMMITMENT LETTER, THE FEE LETTER OR ANY MATTERS CONTEMPLATED HEREBY OR THEREBY.

Each party hereto has agreed as a material term that, to the fullest extent permitted by New York law, no party hereto will be liable for any special, consequential or similar damages relating to this Commitment Letter or the transactions contemplated hereby or thereby or on any cause of action based on promissory estoppel, detrimental reliance or a similar theory of relief, in each case regardless of whether or not damages or reliance was foreseeable.

Miscellaneous

This Commitment Letter sets forth your and our entire understanding with respect to the subject matter herein and supersedes all existing agreements concerning the subject matter hereof. This Commitment Letter may be modified or waived only pursuant to an instrument in writing executed by or on behalf of each party hereto. Your rights and obligations under this Commitment Letter may not be assigned without the consent of Pershing Square, and any purported assignment made without such consent will be void. If any provision of this Commitment Letter is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Commitment Letter will not in any way be affected or impaired thereby.

If you are in agreement with the foregoing, please sign and return to Pershing Square the enclosed copy of this Commitment Letter to Pershing Square at the address or pursuant to the wire instructions set forth below, on or prior to March 19, 2008, New York time. Delivery of an executed counterpart of this Commitment Letter by facsimile, telecopier or electronic mail will be as effective as delivery of a manually executed counterpart. This Commitment Letter may be executed in any number of separate counterparts, each of which will be an original and all of which, taken together, will constitute a single instrument.

[signatures on following page]

We are pleased to deliver this Commitment Letter and look forward to working with you to consummate the Transactions.

Very truly yours,

PERSHING SQUARE CAPITAL MANAGEMENT, L.P. By: PS Management GP, LLC, its General Partner

By:	/s/ William A. Acman
Name: William A. Ackman, Managing Member

Agreed to and accepted this

19th day of March, 2008

BORDERS GROUP, INC.

By:	/s/ George L. Jones
Name:	George L. Jones
Title:	President and Chief Executive Officer

CONFIDENTIAL

EXHIBIT A

SUMMARY OF TERMS AND CONDITIONS

$42.5 MILLION SENIOR SECURED TERM LOAN FACILITY

Borrower:	Borders Group, Inc. (the “Company” or the “Borrower”).
Guarantors:

All obligations under the Term Loan Facility would be unconditionally guaranteed by each subsidiary that is a guarantor under the Company’s Second Amended and Restated Multicurrency Revolving Credit Agreement, dated as of July 31, 2006, as amended (as of the date hereof, the “Existing Facility”).

Administrative Agent:	Pershing Square or its designee (the “Administrative Agent”).
Collateral Agent:	Pershing Square or its designee (the “Collateral Agent” and, together with the Administrative Agent, the “Agents”).
Lenders:	Pershing Square and/or its permitted assignees (each, a “Lender” and collectively, the “Lenders”).
Closing Date:	The date on or before April 4, 2008 on which the borrowings under the Term Loan Facility are made (the “Closing Date”).
Loan:	A senior secured term loan facility in an amount not to exceed $42,500,000 (the “Term Loan Facility” and the loan thereunder, the “Term Loan”).
Availability:	The Term Loan would be fully funded at the Closing Date and amounts repaid would not be able to be reborrowed.
Maturity:	The maturity date of the Term Loan Facility would be January 15, 2009 (the “Maturity Date”). The outstanding principal balance of the Term Loan will be due and payable on the

Maturity Date.
Use of Proceeds:

Proceeds of Term Loan borrowed on the Closing Date would be used to (a) pay fees and expenses associated with the Transactions and (b) to the extent of remaining proceeds, for working capital and general corporate purposes.

Security:

The Term Loan Facility would be secured by a first-priority, perfected security interest in a number of shares of the capital stock of Paperchase Products Ltd and related proceeds and distributions (the “Pledged Shares”), or equivalent interest in U.K. holding companies, with a fair market value as pledged as of the Closing Date equal to $43.8 million.

The Pledged Shares would be free and clear of other liens, claims and encumbrances, and delivered to the Collateral Agent in certificated form with transfer powers.
Interest:

The Term Loan would bear interest at a rate per annum equal to 12.5% per annum, calculated on a 365/366 day basis.

During the continuance of any Event of Default, the margin applicable to all loans would be increased by an additional 2.0% per annum.

Interest in respect of the Term Loans would be payable monthly in arrears in cash on payment dates to be agreed. Interest would also be payable at the time of repayment of any loans and at Maturity.

Customary gross-up provisions for withholding taxes will apply.

Fees:

2.25% of the initial maximum principal amount of the Term Loan fully-earned and due and payable in cash to the initial Lender for its own account on the Closing Date as a condition to the effectiveness of the Term Loan Facility.

2.25% of the principal of the Term Loan as and

when repaid, due and payable in cash to the initial Lender for its own account on the date of repayment as a condition to the effectiveness of such repayment.[1]
Mandatory Prepayments:

Mandatory prepayments from 100% of the net cash proceeds of any disposition of any direct or indirect interest in the Paperchase Businesses (as defined below) and 100% of the net proceeds of any Specified Transactions (as defined in “Covenants” below) made from the Paperchase Businesses outside of the ordinary course of business.

Voluntary prepayments of the Term Loan would be permitted, in whole or in part, without premium or penalty.

Conditions:

The effectiveness of this Term Loan Facility would be conditioned upon (a) the final terms and conditions of the Term Loan Facility and the pledge of the Pledged Shares being in customary and reasonable form consistent with the terms set forth herein, (b) the satisfaction or waiver of customary and reasonable legal, documentary and other conditions precedent to effectiveness and funding of the Term Loan Facility, (c) confirmation that the Pledged Shares shall entitle their holder to the expected proportional interest in Paperchase Products Ltd, its subsidiaries and their respective assets and businesses (the “Paperchase Businesses”) free and clear of material liabilities relating to the Company and its subsidiaries (other than liabilities to the extent relating to the businesses of Paperchase Products Ltd and its subsidiaries) and (d) the conditions set forth in the Commitment Letter under the caption “Conditions to Our Commitment”.

Representations and Warranties:	The final documentation would contain (a)
______________
[1]

As an alternative, Pershing Square may elect to receive all or part of the payments with regards to the Term Loan Facility as original issue discount that would be payable upon maturity or to make other changes to the economic terms of the Term Loan Facility, so long as the economic effect to the Company is no less favorable than the proposal set forth above.

representations and warranties with the same effect as the representations and warranties in the Existing Facility and (b) reasonable and customary representations and warranties relating to the Paperchase Business, in each of case (a) and (b), subject to customary and reasonable exceptions and materiality qualifications.

Covenants:

The final documentation would contain (a) affirmative and negative covenants applicable to the Credit Parties and their subsidiaries with the same effect as the covenants in the Existing Facility (except that there would be no financial covenants), subject to customary and reasonable exceptions and materiality qualifications, and (b) limitations on the disposition of the Paperchase Business (other than as a whole) and transactions by or affecting the Paperchase Business or the Company’s interests therein outside of the ordinary course of business, provided that the Term Loan Facility will not prohibit dividends or distributions, loans, advances or other payments, transfers or distributions (such transactions, “Specified Transactions”) outside of the ordinary course of business to the extent a prohibition of such Specified Transactions would violate Section 9.14 of the Existing Facility.

Events of Default:

The final documentation would contain customary and reasonable events of default (a) with the same effect as the events of default in the Existing Facility, subject to customary and reasonable exceptions and materiality qualifications and notice, cure and grace periods, and (b) with respect to any failure of the security interest in the Pledged Shares to be valid, enforceable and fully perfected.

Expenses:

The Credit Parties would pay all of the initial Lender’s out-of-pocket costs, including without limitation the fees and expenses of Sullivan & Cromwell LLP and Blackstone Advisory Services L.P., incurred in connection with the Transactions.

Indemnity:

The Credit Parties would indemnify and hold harmless each Lender, Agent and their respective affiliates, officers, directors, employees, agents and advisors from third party claims and losses relating to any of the Transactions on terms customarily contained in loan documentation for similar secured financings.

Governing Law:	New York.

EXHIBIT B

SUMMARY OF TERMS AND CONDITIONS

US$125 MILLION PURCHASE OFFER

Seller:	Borders Group, Inc. (the “Company” or the “Seller”).
Buyer:	Pershing Square (the “Buyer”).
Purchase Offer:

Subject to the satisfaction of the conditions precedent set forth herein, at the election of the Seller, the Buyer agrees to enter into a definitive stock purchase agreement (to be promptly agreed and attached as an exhibit to the Purchase Offer) to purchase 100% of the capital stock of the following companies:

•         Company’s business in Australia, New Zealand and Singapore, which consists of Borders Australia Pty. Ltd, Borders New Zealand Limited and Borders Pte., Ltd (Singapore) and their subsidiaries (the “Oceania/Singapore Business”), and

•         Paperchase Products Ltd and its subsidiaries and the Company’s 17% equity interest in Bookshop Acquisitions Ltd (the “UK Business”)

(together, the “Subject Companies”), or, at the option of the Company, the UK Business alone or together with the Company’s business in Singapore (the “Alternative Sale Transaction”)

Pershing Square may designate an affiliate to perform its obligations hereunder, provided it is not released from such obligations.

Price:

$125 million in the aggregate in cash for all the capital stock of all of the Subject Companies, $55 million for the UK Business or $57.5 million for the UK Business and the Company’s business in Singapore, as the case may be, minus attributable indebtedness for borrowed money. The first proceeds from payment of the purchase price, net of expenses, will be applied to prepay the outstanding balance of the Term Loan and related amounts due under the Term Loan Facility. Intercompany receivables and payables (excluding indebtedness for the provision of goods and services) will be eliminated in a manner that is tax-efficient for both parties. It is understood that there would be an increase to the purchase price to reflect the after-tax benefit to Buyer to the extent cash remains with the Subject Companies as of the Closing Date.

Term:	Purchase to be consummated on or prior to January 15, 2009.
Exercise:	Requires 10 business day irrevocable written notice by Seller to Buyer.
Conditions:

The stock purchase agreement would include customary and reasonable conditions relating to the Subject Companies, the stock purchase, the Seller, and material legal and regulatory matters. In addition, the Buyer’s obligations also would be subject to the following additional conditions:

(a)      the Seller representing that (i) it has used reasonable commercial efforts to find third party buyers for the Subject Companies for a purchase price in excess of the purchase price pursuant to the Purchase Offer and (ii) a majority of the independent directors of the board of the Seller, after receiving advice from financial and legal advisers, has concluded that the sale of the Subject Companies to the Buyer is fair to and in the best interests of the Seller and its stockholders not affiliated with Pershing Square;

(b)      operation of the Subject Companies and their businesses, working capital and commercial relationships in the ordinary course of business in all material respects and in accordance with interim governance restrictions customary for arm’s-length stock purchase agreements for similar companies;

(c)      compliance with agreed procedures for the provision of material information about the Subject Companies on an ongoing business, including without limitation the right of the Buyer in its capacity as Buyer to appoint a single board observer with respect to the board of directors or similar governing body of each Subject Company from and after the Closing Date; and

(d)      no breach of the Company’s obligations under the Warrant Agreement.

EXHIBIT C

SUMMARY OF TERMS AND CONDITIONS

WARRANTS

Issuer:	Borders Group, Inc. (the “Company”).
Number of Shares:

Warrants convertible into a number of shares of common stock equal to 19.99% of fully-diluted shares (as adjusted to exclude unexercised warrants and options issued in the ordinary course of business under employee benefit plans).

Warrants would be fully earned and vested on the Closing Date.

Exercise Price:	Subject to anti-dilution adjustments, $7.00.
Term:	7.5 years.
Change of Control Protection:

Holders would have customary protections upon a change in control (definition to be reasonably acceptable to Pershing Square) including (a) in the case of a merger for US-listed public stock, the right to convert into warrants on merger consideration unless the Company elects (at the Company’s option) to settle the Warrants for cash and (b) in the case of any other change of control transaction or a de-listing, a mandatory cash settlement. In either case (a) or (b), the cash settlement price would be determined by a financial institution chosen by the parties based on its leading equity derivatives trading expertise and using standard option pricing models, such as Black-Scholes, taking into account the intrinsic and option value of the Warrants, but assuming annualized volatility of 35% over the Warrant’s remaining term. If the parties are unable to agree on a financial institution, each party will appoint a leading financial institution in New York City and these two dealers will appoint a third to establish the cash settlement price.

Transferability:

Freely transferable, subject to securities law restrictions, and benefiting from customary demand and piggy-back registration rights with respect to the Warrants and the shares underlying the Warrants.

Anti-Dilution Protection:

Full anti-dilution protection, including preservation of right to convert into 19.99% of fully-diluted outstanding common stock at all times (as adjusted to exclude (x) warrants and options issued in the ordinary course under employee benefits plans and any common stock issued in the future upon exercise of such warrants and options and (y) the issuance of restricted stock and restricted stock units in the ordinary course under employee benefits plans and common stock issued in the future in settlement of any restricted stock units), full-ratchet adjustment to exercise price for future issuances (other than ordinary course issuances of equity interests under employee benefit plans), adjustments to compensate for value of all cash dividends and distributions and payment of all non-cash dividends or distributions on an as-converted basis. In the case of (i) all Warrants outstanding after a merger for US-listed public stock in a company with a market capitalization of over $1 billion or (ii) Warrants no longer beneficially held by Pershing Square, such Warrants will have only customary anti-dilution protections, including institutional weighted average method adjustments to the exercise price for future issuances (subject to customary exceptions), and adjustments to compensate for the value of dividends and distributions.

Cash Settled Election:

Pershing Square will elect prior to the Closing Date the proportion of Warrants to be held in the form of Warrants that may be settled by the applicable Pershing Square entity solely for cash (“Cash Settled Warrants”). In addition, the Warrant Agreement would provide that (a) prior to shareholder approval of the issuance of shares on exercise of the Warrants (as required by NYSE shareholder approval policy) or (b) to the extent necessary to stay below 35% beneficial ownership and avoid an Event of Default (for Change in Control) under the Existing Facility and avoid material change of control triggers in existing annual incentive plans, the Warrants held by Pershing Square would cease to be exercisable for shares and instead be Cash Settled Warrants. The Company will take such commercially reasonable actions as Pershing Square may reasonably request from time to time to maximize the number of Warrants exercisable for shares that Pershing Square may hold in a manner consistent with the foregoing requirements and applicable anti-takeover and other laws, including the obligation to call special meetings of shareholders as Pershing Square may reasonably request until the shareholder approval has been received and the obligation to amend the annual incentive plans to permit exercise of the Warrants for shares by no later than February 2, 2009. Any Cash Settled Warrants no longer held by Pershing Square or its affiliates, will, at Pershing Square’s option, become Warrants exercisable for shares upon transfer, except that the foregoing shall not apply if the issuance of shares upon exercise of the Warrants has not received shareholder approval.

Certain Protection:

So long as (a) the aggregate number of shares of common stock held by Pershing Square including Warrants or derivative contracts is at least 15% and (b) the aggregate number of Warrants held by Pershing Square is at least 5%, in each of cases (a) and (b) on a fully-diluted basis (excluding unexercised warrants and options issued in the ordinary course of business under employee benefit plans), then the Warrant Agreement would prohibit (a) the implementation of a poison pill or similar defenses or (b) the issuance of preferred stock or instruments convertible, exchangeable or exerciseable into preferred stock or common stock, in each case without the consent of Pershing Square.

Governance Matters:	Pershing Square will agree not to cause the change of the control provision of the Existing

Facility to be breached as a result of the exercise of the Warrants or other action taken by Pershing Square. Pershing Square will further agree that through the 2009 annual shareholders’ meeting it will not seek to prevent the board of the Company from maintaining a majority of independent directors and will condition any material transactions between the Company and Pershing Square on the receipt of independent director approval. In addition, Pershing Square shall not sell or transfer shares or Warrants to others (or cash settle its Warrants) prior to the end of 2008, except after the public announcement of a change of control or other extraordinary transaction involving the Company.